VIA EDGAR CORRESPONDENCE

August 14, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL” and collectively with Nortel Networks Corporation “Nortel”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-34243

We refer to the comment letter dated July 29, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended March 31, 2009 filed by NNL (the “July 2009 Comment Letter”). The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the July 2009 Comment Letter. Nortel will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all amounts are in millions of U.S. dollars.

Paul Karr

Controller

Nortel Networks Limited

195 The West Mall, Toronto, Ontario, Canada M9C 5K1 T 905.863.7253

pkarr@nortel.com

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis…, page 38

1.	We note your disclosure on page 46 that your financial statements are prepared using the going concern basis, which assumes that you will be able to realize your assets and discharge your liabilities in the normal course of business for the foreseeable future. Please expand your disclosure and analysis in future filings to specifically address the steps management is taking to maintain a viable plan of operations to facilitate the company continuing as a going concern.

In response to the Staff’s comment, Nortel has expanded the disclosure in note 1 to the condensed combined and consolidated financial statements (unaudited) included in Item 1 of NNL’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, under the heading “Basis of Presentation and Going Concern Issues” (pages 5-6), as follows:

“While the Debtors (as defined in note 2) have filed for and been granted creditor protection, the unaudited condensed combined and consolidated financial statements continue to be prepared using the going concern basis, which assumes that Nortel will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. During the Creditor Protection Proceedings, and until the completion of any proposed divestitures or a decision to cease operations in certain countries is made, the businesses of the Debtors continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation. Nortel has continued to operate the businesses by renewing and seeking to grow business with existing customers, competing for new customers, continuing significant R&D investments, and ensuring the ongoing supply of goods and services through the supply chain in an effort to maintain or improve customer service and loyalty levels. Nortel has also continued its focus on cost containment and cost reduction initiatives during this time. It is Nortel’s intention to continue to operate its businesses in this manner to maintain and maximize the value of its businesses until they are sold.”

How We Measure Business Performance, page 49

2.	We note your use of Management Operating Margin. In future filings please provide the reconciliation for this measure to U.S. GAAP. If applicable, please also disclose that management uses Management Operating Margin in determining levels of executive compensation.

In response to the Staff’s comment, Nortel has expanded its disclosure in Item 2 of NNL’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, under the heading “Executive Overview – How We Measure Business Performance” (page 81), as follows:

“For a full U.S. GAAP reconciliation of Management OM, see note 8 to the accompanying unaudited condensed combined and consolidated financial statements.” For your information, management does not currently use Management Operating Margin in determining levels of executive compensation.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Combined and Consolidated Financial Statements, pages 4-5

3.	Tell us how you considered paragraph 4 of SFAS 94 in consolidating the financial statements of subsidiaries located in Canada, the U.S., Central and Latin America (“CALA”), Asia, and EMEA that are not included in the U.K. Administration Proceedings.

Please be supplementally advised that no subsidiaries within CALA or Asia have applied for creditor protection and therefore those entities continue to be subject to the same control considerations as existed prior to the creditor protection proceedings. Please also note that none of Nortel’s operating subsidiaries in EMEA who have filed for creditor protection have been consolidated in Nortel’s combined and consolidated financial statements but rather have been combined in such financial statements pursuant to SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, Appendix A: ARB 51, As Amended by This Statement” (SFAS 160) (see our response to Staff’s comment 4 in this regard). As a result, Nortel considered paragraph 4 of SFAS 94 primarily in consolidating the financial statements of filed subsidiaries located in Canada and the U.S. as follows:

Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority-Owned Subsidiaries” (“SFAS 94”), paragraph 4, cites “legal reorganization… or bankruptcy” of a subsidiary as instances where control might not rest with a majority owner, precluding consolidation of that subsidiary. Since no definition of “control” is provided in SFAS 94 we believe an appropriate definition is as set out in Regulation S-X, Rule 1-02(g) (“Rule 1-02”), which defines “control” as meaning “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”

Nortel believes that the guidance in SFAS 94 does not preclude consolidation of subsidiaries in reorganization under bankruptcy protection by their parent; rather, this guidance requires an analysis to determine whether consolidation remains appropriate.

In Nortel’s view, consolidation remains appropriate with respect to subsidiaries in Canada as the corporate parent, Nortel Networks Corporation (“NNC”), with a controlling voting interest in all other Canadian subsidiaries, has filed for creditor protection. As a result, all of the Canadian subsidiaries are under common control either as they have jointly filed for creditor protection in Canada or are under a traditional voting interest control model.

In Nortel’s view, consolidation also remains appropriate with respect to U.S. subsidiaries, as control of both the U.S. filed and non-filed subsidiaries remains with NNC or its principal direct operating subsidiary, NNL, whose common shares are owned by NNC. As in Canada, non-filed entities continue to be subject to the same control considerations as existed prior to the creditor protection proceedings.

Control of the U.S. filed subsidiaries is demonstrated by the continuing legal ownership of all U.S. filed entities by Nortel, the significant autonomy provided to a debtor-in-possession under Chapter 11 and the significant economic interdependence of the estates generated from the sharing of intellectual property that is primarily owned by NNL yet integral to the operations of Nortel’s subsidiaries globally, as acknowledged by a cross-border protocol (“the Protocol”) between the Canadian and U.S. bankruptcy courts. The Canadian and U.S. filed subsidiaries have also agreed to work closely together to maximize the value of the intellectual property and customer base, as demonstrated by the recently announced agreement (primarily North American in scope) for the sale of substantially all of Nortel’s CDMA business and LTE Access assets and agreements (international in scope) for the sale of substantially all of Nortel’s Enterprise Solutions business. Nortel also continues to control the operations, budgets, forecasts, and strategic decisions of the filed subsidiaries in the U.S.

The Chapter 11 process provides significant autonomy to debtors-in-possession while granting certain significant protective rights directly to the court or indirectly to court appointees such as the U.S. Trustee (“Trustee”).

Under Chapter 11, the Trustee monitors the progress of a company in reorganization and supervises compliance with its filing administration. The Trustee’s role is to ensure the interests’ of the creditors are protected. The Trustee does not manage the business and does not assume the responsibilities of management or the board of directors but acts to fulfill its statutory duties. In addition, under Chapter 11, Nortel Networks Inc. (NNI) and other U.S. filed entities are permitted to enter into ordinary course transactions and to use their property in the ordinary course with respect to post-filing obligations without seeking further order of the court. For all transactions outside of the ordinary course or payment of pre-filing obligations, U.S. court approval is required. An official committee of unsecured creditors was appointed in January in the U.S., and, to the extent possible, major business decisions are made with the approval of this creditors’ committee but approval of the creditors’ committee is not required for a U.S. court to approve a motion by a debtor.

As is common in such cross-border creditor protection filings, the Canadian court and U.S. court (collectively, “the Courts”) have entered into a cross-border protocol to allow the Courts to be responsive to each others processes while protecting the legal and jurisdictional boundaries of each country.

Nortel believes that the following factors, some recognized in the Protocol, further support that Nortel continues to control its U.S. filed subsidiaries:

a)	NNL continues to hold all the issued and outstanding shares of NNI;

b)	As of March 31, 2009, NNI’s Board of Directors and executive management were still in place and their composition had not been impacted by the filing as of March 31, 2009;

c)	The courts agreed to a funding agreement between NNI and NNL allowing for the movement of funds from NNI to NNL to pay the costs of the business that are substantially managed in and incurred by NNL on behalf of Nortel’s subsidiaries;

d)	Nortel management is responsible for developing the Plan of Reorganization including the manner in which the various U.S. debtors will complete the Chapter 11 process;

e)	The boards of directors of the Canadian and U.S filed entities, management, the Monitor and Trustee have acted in concert in accordance with their statutory and fiduciary responsibilities and the spirit of the Protocol; and

f)	Under the direction of the boards of directors of the Canadian and U.S. filed entities, management has been entering into new contracts (e.g., revenue arrangements and asset and share sale agreements), continuing to pay salaries, benefits, rents and other costs necessary to operate the businesses, supporting customers through service agreements and continued product deliveries, and taking such other actions as appropriate in the circumstances.

As of March 31, 2009, management concluded that individually, and in conjunction, these facts supported continued consolidation of the U.S. filed entities into Nortel. For your information, these factors had not changed as of June 30, 2009, the end of Nortel’s second quarterly reporting period.

4.	Citing your basis in the accounting literature, tell us why it is appropriate to prepare combined financial statements, including the EMEA Debtors, on the basis of “common management.”

Please be supplementally advised that as disclosed in Item 1 of the Quarterly Report on Form 10-Q for the period ended March 31, 2009, Nortel considered several factors in assessing common management, including: (i) the intellectual property (IP) used by the EMEA Debtors is substantially owned by Nortel and the EMEA Debtors’ business cannot operate without such IP; (ii) Nortel continues to operate on a business segment basis that does not for purposes of this analysis align with legal entities, requiring the businesses to operate across regions consistent with its practice prior to the Creditor Protection Proceedings; (iii) the U.K. Administrators’ indication that they will work closely, as disclosed in the U.K. Administrators’ Statement of Proposals (February 2009), with Nortel, the Canadian Monitor and the U.S. Creditors’ Committee, in order to facilitate the Creditor Protection Proceedings; and (iv) management of Nortel and its consolidated entities generally continues to make the significant hiring, termination, compensation, operational (including contracting), and budgeting decisions in working with the U.K. Administrators. Based on this analysis, Nortel concluded that common management exists, and that the presentation of combined results, including the EMEA Debtors, complies with SFAS 160, paragraphs 22-23, which permits combined financial statements when common management exists but consolidated financial statements are not appropriate.

For your information, these factors had not changed as of June 30, 2009, the end of Nortel’s second quarterly reporting period.

Condensed Combined Statement of Cash Flows, page 16

5.	Disclose the nature of the items included in “Other adjustments.”

In response to the Staff’s comment, Nortel has expanded its disclosure in note 2 to the condensed combined and consolidated financial statements (unaudited) included in Item 1 of the Quarterly Report on Form 10-Q for the period ended June 30, 2009, to include an explanatory footnote to the Condensed Combined Statement of Cash Flows (page 22) as follows:

“The operating section of the condensed combined statement of cash flow has been presented on a summarized basis and, as a result, Other adjustments represents all adjustments to reconcile net loss to net cash from (used in) operating activities, with the exception of Reorganization items – net and changes in operating assets and liabilities, and the columnar presentation also includes all inter-Debtor cash flows.”

* * * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * * * * * * * *

Please contact Anna Ventresca, General Counsel—Corporate and Corporate Secretary at 905.863.1204 or the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/ Paul Karr

Paul Karr

Controller

PK/cmk

cc:	Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Jessica Plowgian, Attorney-Adviser, SEC

Robert Bartelmes, Senior Financial Analyst, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

and Chief Restructuring Officer, Nortel

Anna Ventresca, General Counsel – Corporate and Corporate Secretary, Nortel